UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐	No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐	No ☒

Other Events

GW Pharmaceuticals plc (the “Company”) issued a press release today announcing that further to the announcement on December 20, 2013 of the filing of a registration statement with the U.S. Securities and Exchange Commission (“SEC”) for a public follow-on offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market, the Company filed today an updated amendment to the registration statement with the SEC.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The Company also issued a press release today announcing the results of the General Meeting of the Company held on January 6, 2014.  The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated January 6, 2014

99.2	Press Release dated January 6, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: January 6, 2014

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